Seaport Global Acquisition Corp.

360 Madison Avenue, 20th Floor

New York, NY 10017

VIA EDGAR

October 27, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Ronald (Ron) Alper

Re:	Seaport Global Acquisition Corp.

Registration Statement on Form S-1

Filed October 13, 2020

File No. 333-249446

Dear Mr. Alper:

Seaport Global Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 16, 2020, regarding the Registration Statement on Form S-1 submitted to the Commission on October 13, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 filed October 13, 2020

Exhibits

1.	We note that your auditor’s consent included as Exhibit 23.1 references the report dated September 9, 2020. However, the Report of Independent Registered Public Accounting Firm included on page F-2 is dated September 10, 2020. Please obtain and file a new consent from your auditor that references the correct report date.

We have filed a new consent from our auditor pursuant to the Staff’s request.

***

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Stephen C. Smith Stephen C. Smith, Chief Executive Officer Seaport Global Acquisition Corp.

cc:	Ellenoff Grossman & Schole LLP